                               EXHIBIT 4.14

                                 AGREEMENT


          THIS AGREEMENT (the "Agreement") is made as of November 27, 1996, by and among Dakota Cooperative Telecommunications, Inc., a South Dakota cooperative corporation ("Dakota"), and Joel T. Hagen, John F. Archer, Jeffrey G. Parker, Donald B. Graham and Doug Schneider (each a "Seller" and collectively "Sellers"). Capitalized terms used in this Agreement and not otherwise defined are defined in the Merger Agreement (the "Merger Agreement") to which this Agreement is an exhibit.

          Pursuant to the Merger Agreement, Sellers will receive shares of Dakota preferred stock (the "Dakota Preferred Stock") in connection with the merger of TCIC Communications, Inc. with and into Dakota Acquisition Corp. #1, a wholly owned subsidiary of Dakota. This Agreement sets forth certain agreements between Dakota and Sellers (collectively the "Parties") with respect to the Dakota Preferred Stock and certain other matters.

          ACCORDINGLY, Dakota and Sellers agree as follows:

          SECTION 1. CLASS AND AMOUNT. The Dakota Preferred Stock will be Non-Voting Non-Cumulative Preferred Stock and there will be an aggregate of 931 shares issued to Sellers in connection with the Merger.

          SECTION 2. NO DIVIDENDS. Except as expressly provided in this Agreement, no dividends or other distributions will be made on or with respect to the Dakota Preferred Stock, unless subsequently declared by Dakota's Board of Directors (the "Dakota Board of Directors") in its sole discretion. Dividends may be declared on Dakota's common stock or other preferred stock subsequently issued without being declared on the Dakota Preferred Stock.

          SECTION 3. LIQUIDATION PREFERENCE. Upon the liquidation, dissolution or winding up of the affairs of Dakota, whether voluntary or involuntary, Sellers will be entitled to receive in full, out of the assets of Dakota available for distribution to members, including its capital, before any amount is paid to, or distributed among, the holders of Dakota common stock or other preferred stock of Dakota ranking junior to the Dakota Preferred Stock, the sum of $1,000 per share of Dakota Preferred Stock held by them as of such date, plus all accrued and unpaid Non-Liquidity Fees owing under Section 4 below as of the time of payment.

          SECTION 4. NON-LIQUIDITY FEES. The Parties are entering into the Merger Agreement and consummating the Merger with the present contemplation that Dakota will be converted into a business corporation with shares of stock registered under the Securities Act of 1933, as amended (the "Securities Act"). However, the Parties acknowledge that such a conversion is subject to a variety of known and unknown contingencies (including Dakota member approval) and accordingly may not take place at
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all or may not take place within the time period presently contemplated.
To compensate Sellers in the event the conversion is not completed or is delayed beyond September 1, 1997, and in recognition of the transfer restrictions placed on the Dakota Preferred Stock, Sellers will be entitled to receive a non-liquidity fee ("Non-Liquidity Fee") of $80 per annum for each share of Dakota Preferred Stock held by them, to be paid when, as and if declared and ordered by the Dakota Board of Directors. The Non-Liquidity Fees will accrue on the fifteenth day of June and December in each year (each a "Non-Liquidity Fee Accrual Date"), except that if any Non-Liquidity Fee Accrual Date is not a business day in Sioux Falls, South Dakota, then the Non-Liquidity Fee Accrual Date will be the next business day. The first Non-Liquidity Fee Accrual Date will be December 15, 1997 and will be for the period beginning September 1, 1997 and ending December 15, 1997. The amount of the Non-Liquidity Fee accrued for such initial period will be $26.67 per share of Dakota Preferred Stock. Non-Liquidity Fees do not accrue until the applicable Non-Liquidity Fee Accrual Date, at which time they accrue in full, and no Non-Liquidity Fee shall accrue with respect to any period prior to September 1, 1997. Accrued Non-Liquidity Fees may be paid from time to time at the discretion of the Dakota Board of Directors, and will continue to accumulate as accrued until paid. If payment is made in an amount less than the total amount of the Non-Liquidity Fees at the time accrued, it will be allocated on a pro rata basis among all shares of Dakota Preferred Stock then held by Sellers. No interest will accrue or be payable on any accrued but unpaid Non-Liquidity Fees. At the election of the Dakota Board of Directors, Non-Liquidity Fees may be paid in cash, by the issuance of additional shares of Dakota Preferred Stock on the basis of one share of Dakota Preferred Stock for each $1,000 of Non-Liquidity Fees accrued and owing or a combination of cash and additional shares of Dakota Preferred Stock. Fractional shares of Dakota Preferred Stock may be issued. In the event the Dakota Board of Directors were to ever declare a dividend on the Dakota Preferred Stock, the amount of such dividend will be deducted from any Non-Liquidity Fee otherwise owing under this Agreement. Non-Liquidity Fees will cease to accrue upon the earlier of (a) the termination of this Agreement under
Section 13 below or (b) the date the members of Dakota approve a plan to liquidate and dissolve Dakota.

          SECTION 5. VOTING. Except as provided by South Dakota law, Sellers, as holders of shares of Dakota Preferred Stock, will have no vote on any matter submitted to a vote of the members of Dakota.

          SECTION 6. PREEMPTIVE RIGHTS. Sellers, as holders of shares of Dakota Preferred Stock, will have no preemptive or preferential right to subscribe for or purchase any shares of any class or series of capital stock of Dakota, now or later authorized, or any securities convertible into, or carrying options or warrants to purchase, shares of any class or series of capital stock of Dakota, now or later authorized, whether issued for cash, property, services, by way of capital stock of Dakota or otherwise.

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          SECTION 7.     LIMITATIONS.  In addition to other rights as may
be provided under applicable law, without the written consent of the holders of a majority of the then outstanding shares of Dakota Preferred Stock, Dakota will not authorize or create any class or series of preferred stock ranking prior to the Dakota Preferred Stock with respect to the distribution of assets in liquidation.

          SECTION 8. REDEMPTION. Except with respect to mandatory conversion provided for in Section 9 of this Agreement, the shares of the Dakota Preferred Stock are not redeemable without the consent of the holders thereof.

          SECTION 9. MANDATORY CONVERSION. At such time as (a) Dakota's common stock is first registered under the Securities Act (including a sufficient number of shares of Dakota common stock to be issued pursuant to this Section 9), (b) the contemplated business corporation conversion is approved by the requisite vote of Dakota's members and (c) a Certificate of Amendment is issued by the South Dakota Secretary of State concerning the amendments to Dakota's Articles of Incorporation required to consummate the business corporation conversion (the date on which the last of these requirements is satisfied being referred to as the "Conversion Date"), the Dakota Preferred Stock will automatically be converted into whole shares of Dakota common stock. The number of shares of Dakota common stock issuable to Sellers upon such conversion will be set such that Sellers, as the sole owners of the Dakota Preferred Stock, will collectively receive such number of shares of Dakota common stock that would equal 6.75 percent of the outstanding shares of Dakota common stock after conversion assuming (y) that the conversion was effected on November 30, 1996 and (z) that all patronage credits outstanding on the books and records of Dakota as of that date, reduced by the amount of cash used by Dakota in connection with the business corporation conversion to retire patronage credits or cash out odd-lot holders (not to exceed $500,000), were converted into additional outstanding shares of Dakota common stock. Any shares of Dakota Preferred Stock issued after the date of this Agreement in payment of any Non-Liquidity Fee under Section 4 above or upon exercise of any Warrants granted to Sellers shall be converted into shares of Dakota common stock at the same per share ratio as the shares converted under the foregoing conversion formula. On or after the Conversion Date, Sellers agree to surrender their certificates representing Dakota Preferred Stock as requested by Dakota and in a form properly endorsed and completed for conversion and each Seller hereby irrevocably constitutes and appoints Dakota as his lawful attorney-in-fact to execute and deliver any necessary conveyances, assignments and assurances and to do all acts necessary, proper and convenient to effectuate the foregoing surrender of the Dakota Preferred Stock certificates and the conversion of the Dakota Preferred Stock into shares of Dakota common stock. It is the intent of the Parties that on the Conversion Date each certificate representing the Dakota


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Preferred Stock will represent only the right to receive shares of Dakota common stock as provided in this Agreement and no other right or benefit. No certificates for fractional share interests of Dakota common stock need to be issued upon conversion of the Dakota Preferred Stock. Instead, Dakota may, in its sole discretion, settle all such fractional share interests in cash.

          SECTION 10. TRANSFER RESTRICTIONS. The Dakota Preferred Stock will not be registered under applicable federal or state securities laws. The Dakota Preferred Stock may not be sold, transferred or otherwise disposed of to any Person whether voluntarily or by operation of law, except by will or according to the laws of descent and distribution or with the prior written consent of Dakota which may be withheld in its sole discretion. If any assignment, pledge or transfer of the Dakota Preferred Stock shall be made or attempted, or if any attachment, execution, garnishment or lien shall be issued against or placed upon the same, the Dakota Preferred Stock shall be void and of no further effect.

          SECTION 11. TCIC COMMUNICATIONS, INC. BOARD REPRESENTATION. Upon the issuance of the Dakota Preferred Stock and at all times that such stock remains outstanding, one of the three seats on the Board of Directors of TCIC Communications, Inc. will be filled by a designee of Sellers. Such designee will be selected by Sellers by the affirmative vote or consent of the holders of a majority of the then outstanding shares of Dakota Preferred Stock.

          SECTION 12. OTHER RIGHTS. During such time as the Dakota Preferred Stock remains outstanding, and subject to the confidentiality undertakings below, Sellers will be entitled to receive monthly financial statements for Dakota and its subsidiaries (prepared by management) and such other information as is distributed to the holders of Dakota's common stock. In addition, and again subject to the confidentiality undertakings below, the designee of Sellers described in Section 11 of this Agreement will be entitled to attend meetings of the Board of Directors (except during any "executive session"). Sellers agree to treat in strict confidence all documents, materials and other information obtained under this Section 12 (collectively the "Dakota Information") and to not disclose such Dakota Information to any third party or use such Dakota Information other than for the sole and exclusive benefit of Dakota.

          SECTION 13. TERMINATION. This Agreement will automatically terminate at such time as the shares of Dakota Preferred Stock are converted into shares of Dakota common stock under Section 9 of this Agreement.

          SECTION 14. BINDING EFFECT; BENEFITS; ASSIGNMENT. All of the terms of this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the permitted assigns, heirs and legal


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representatives of Sellers and the successors and authorized assigns of
Dakota. Except as otherwise expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement, this Agreement being for the exclusive benefit of Dakota and Sellers and their respective heirs, legal representatives, successors and assigns. Neither Dakota nor any Seller will assign any of its or his respective rights or obligations under this Agreement to any other Person without the prior written consent of the other, and any such purported assignment shall be null and void.

          SECTION 15. ENTIRE AGREEMENT. This Agreement, the Merger Agreement and the Exhibits thereto and Dakota's Amended Articles of Incorporation as constituted on the date of this Agreement set forth the entire agreement and understanding of Dakota and Sellers in respect of the terms of the Dakota Preferred Stock and the other matters addressed in this Agreement and supersede all prior agreements, arrangements and understandings relating to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by either Dakota or Sellers that is not embodied in the Merger Agreement or the Exhibits thereto, and neither Dakota nor Sellers will be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth.

          SECTION 16. AMENDMENT AND WAIVER. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants or conditions hereof may be waived only by a written instrument executed by Dakota and Sellers or, in the case of a waiver, by or on behalf of the Party waiving compliance. The failure of Dakota or Sellers at any time to require performance of any provision of this Agreement will in no manner affect the right of that Party at a later time to enforce such provision. No waiver by Dakota or Sellers of any condition or of any Breach of any term contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any condition or of any Breach of such term, or any other term set forth in this Agreement.

          SECTION 17. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of South Dakota as applicable to Contracts made and to be performed in the State of South Dakota without regard to conflict of laws principles.

          SECTION 18. COUNTERPARTS. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original and such counterparts will together constitute one and the same agreement.




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          SECTION 19.  SEVERABILITY.  Any provision, or clause of any provisions, of this Agreement that may be found to be contrary to South Dakota law or otherwise unenforceable will not affect the remaining terms of this Agreement, which will be construed as if the unenforceable provision or clause were absent from this Agreement.

          SECTION 20. HEADINGS. The headings of the sections and paragraphs in this Agreement have been inserted for convenience of reference only and will not restrict or otherwise modify any of the terms or provisions of this Agreement.



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
          The parties have executed this Agreement as of the date stated in the first paragraph of this Agreement.


                                   DAKOTA COOPERATIVE
                                   TELECOMMUNICATIONS, INC.


                                   By /S/ CRAIG A. ANDERSON

                                      Its VICE PRESIDENT
                                                                   "Dakota"



                                   /S/ JOEL T. HAGEN
                                   Joel T. Hagen

                                   /S/ JOHN F. ARCHER
                                   John F. Archer

                                   /S/ JEFFREY G. PARKER
                                   Jeffrey G. Parker

                                   /S/ DONALD B. GRAHAM
                                   Donald B. Graham

                                   /S/ DOUG SCHNEIDER
                                   Doug Schneider


                                                                  "Sellers"


















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